As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-284510

Supplement No. 2 dated May 6, 2026

(To Base Prospectus Supplement Dated November 4, 2025

To Prospectus Dated January 27, 2025)

Class A Common Stock

Preferred Stock

This supplement relates to the offer and sale of shares of our class A common stock, $0.001 par value per share, and shares of several series of our preferred stock, $0.001 par value per share, pursuant to the Omnibus Sales Agreement, dated as of November 4, 2025, as amended, supplemented or otherwise modified from time to time (the “Sales Agreement”), by and among us and the sales agents identified therein (the “Agents”) and supplements the base prospectus supplement dated November 4, 2025 related thereto. This supplement should be read in conjunction with the base prospectus supplement, as supplemented by supplement no. 1 thereto, the annexes to the base prospectus supplement, and the accompanying prospectus dated January 27, 2025. Except as set forth herein, the base prospectus supplement, as supplemented, and the accompanying prospectus remain unchanged.

We are filing this supplement to (i) amend and restate the disclosure under the section heading “Use of Proceeds” in the base prospectus supplement in its entirety as set forth below and (ii) to revise the section heading “Plan of Distribution” in the base prospectus supplement to be “Plan of Distribution (Conflicts of Interest)” and insert the Conflicts of Interest subsection set forth below at the end of such section.

Use of Proceeds:

We intend to use the net proceeds from the offerings of securities under this base prospectus supplement, the supplements to this base prospectus supplement and the annexes to this base prospectus supplement for the purposes set forth in this base prospectus supplement, the supplements to this base prospectus supplement and in the applicable annex, which may include:

•	general corporate purposes, including the acquisition of bitcoin and for working capital;

•	the payment of cash dividends declared or expected to be declared by the board of directors from time to time on shares of one or more series of our preferred stock;

•

subject to market conditions, the repurchase of outstanding shares of one or more classes or series of our equity securities, including our class A common stock and outstanding series of preferred stock; and

•	the repayment or, subject to market conditions, the repurchase or redemption of the following convertible notes:

Convertible Notes	Interest Rate	Maturity Date(1)
0.625% Convertible Senior Notes due 2028	0.625%	9/15/2028
0% Convertible Senior Notes due 2029	0.000%	12/1/2029
0.625% Convertible Senior Notes due 2030	0.625%	3/15/2030
0% Convertible Senior Notes due 2030	0.000%	3/1/2030
0.875% Convertible Senior Notes due 2031	0.875%	3/15/2031
2.25% Convertible Senior Notes due 2032	2.250%	6/15/2032

(1) Unless earlier converted, redeemed, or repurchased in accordance with their respective terms.

Bitcoin is a highly volatile asset that has traded below $65,000 per bitcoin and above $120,000 per bitcoin in our principal market in the 12 months preceding the date of this base prospectus supplement. Bitcoin does not pay interest or other returns and so our ability to generate cash from our bitcoin holdings depends on sales. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from the offerings of securities under this base prospectus supplement into cash with a value substantially below the net proceeds from these offerings, and there can be no assurance as to whether or when we will realize any cash proceeds from our contemplated acquisition of bitcoin.

We have not determined the amount of net proceeds to be used specifically for any of these purposes. As a result, our management will have broad discretion in the application of the net proceeds from these offerings and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve.

Certain of the Agents and/or their affiliates may from time to time be holders of our equity securities and/or convertible notes. To the extent we use the net proceeds from any of these offerings to repurchase such equity securities and/or convertible notes, such Agents and/or their affiliates may receive a portion of the net proceeds of such offerings. See “Plan of Distribution (Conflicts of Interest) — Conflicts of Interest” in this base prospectus supplement.

********************

Plan of Distribution (Conflicts of Interest):

Conflicts of Interest

Certain of the Agents and/or their affiliates may from time to time be holders of our equity securities and/or convertible notes. To the extent we use the net proceeds from any of these offerings to repurchase such equity securities and/or convertible notes, such Agents and/or their affiliates may receive a portion of the net proceeds of such offerings. To the extent such Agents and/or their affiliates receive at least 5% of the net proceeds of any offering, such Agents would be deemed to have a conflict of interest under FINRA Rule 5121. Any Agent deemed to have a conflict of interest would be required to conduct the distribution of our securities in accordance with FINRA Rule 5121. If the offerings are conducted in accordance with FINRA Rule 5121, any such Agent with a conflict of interest would not be permitted to confirm a sale to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder. The appointment of a “qualified independent underwriter” (“as defined in FINRA Rule 5121) is not necessary for these offerings because the securities being offered have a “bona fide public market” (as defined in FINRA Rule 5121).

Our business and an investment in our securities involve significant risks. These risks are described under the caption “Risk Factors Related to the ATM Offering Programs” beginning on page S-9 of the base prospectus supplement, and under the captions “Risk Factors” and “Risk Factor Updates” in each applicable annex to the base prospectus supplement and in the documents incorporated by reference into the base prospectus supplement.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, the base prospectus supplement, any applicable annex to the base prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

TD Securities	Benchmark, a StoneX company	StoneX	A.G.P.

Barclays	BTIG	Canaccord Genuity	Cantor

Clear Street	Compass Point	H.C. Wainwright & Co.	Keefe, Bruyette & Woods A Stifel Company

Maxim Group LLC	Mizuho	Moelis & Company	Morgan Stanley

Santander	SOCIETE GENERALE	Texas Capital Securities

May 6, 2026